SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                         TII Network Technologies, Inc.
             -------------------------------------------------------
                                (Name of issuer)

                          Common Stock, $.01 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   872479 20 9
             -------------------------------------------------------
                                 (CUSIP Number)

                             Leonard W. Suroff, Esq.
                       c/o TII Network Technologies, Inc.
                                1385 Akron Street
                            Copiague, New York 11726
                                 (631) 789-5000


--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 7, 2005
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|














                               Page 1 of 10 Pages

CUSIP No. 872479 20 9                                         Page 2 of 10 Pages



Response to Question   1:  Timothy J. Roach
Response to Question   2:  N/A
Response to Question   3:  SEC USE ONLY
Response to Question   4:  PF
Response to Question   5:  N/A
Response to Question   6:  United States
Response to Question   7:  1,180,313
Response to Question   8:  0
Response to Question   9:  1,180,313
Response to Question   10: 0
Response to Question   11: 1,180,313
Response to Question   12: X
Response to Question   13: 9.3%
Response to Question   14: IN


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CUSIP No. 872479 20 9                                         Page 3 of 10 Pages


                                  INTRODUCTION

This Amendment No. 8 to Schedule 13D is being filed by Timothy J. Roach. Mr. Roach filed an original Schedule 13D dated December 7, 1988 (the "Original 13D"). The Original 13D was amended by Amendment No. 1 dated August 20, 1992 ("Amendment No. 1"), Amendment No. 2 dated March 30, 1995 ("Amendment No. 2"), Amendment No. 3 dated September 27, 1995 ("Amendment No. 3"), Amendment No. 4 dated December 8, 1998 ("Amendment No. 4"), Amendment No. 5 dated June 22, 1999 ("Amendment No. 5"), Amendment No. 6 dated February 13, 2003 ("Amendment No. 6") and Amendment No. 7 dated November 26, 2003 ("Amendment No. 7"). The Original 13D, as heretofore amended, is referred to as the "Existing 13D." Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Existing 13D. Item 5 of the Existing 13D is amended to read in their entirety as follows:

Item 5.  Interest in Security of the Issuer.

                  (a) & (b) The following table sets forth the separate beneficial ownership (and information concerning voting and dispositive power) of Timothy J. Roach as of November 4, 2003:

                                    Number of                       Percent
Name                                Shares (1)                     of Class (1)
----                                -------                        --------

Timothy J. Roach                   1,180,313 (1)                     9.3% (2)
-----------------

(1) Timothy J. Roach has sole voting and dispositive power with respect to the shares owned by him. Includes 535,045 outstanding shares owned by Mr. Roach, 1,168 shares owned by Mr. Roach's wife (who has sole voting and dispositive power with respect to such shares and as to which Mr. Roach disclaims beneficial ownership) and 644,100 shares subject to options to purchase Common Stock held by Mr. Roach under the Company's stock option plans to the extent such options are exercisable within 60 days of June 7, 2005.

(2) Percent of Class is based on 11,907,784 shares of Common Stock actually outstanding on June 7, 2005 plus the 644,100 shares subject the portion of options held by Mr. Roach that are exercisable on or within 60 days of June 7, 2005.

(c)      (i)      On  December 1, 1998, Mr.  Roach  acquired  10,000  shares  of
                  Common Stock for $62,753.50 in an open market purchase.

         (ii) On December 3, 1991, Mr. Roach purchased 2,880 shares of Common Stock underlying an option previously granted to him under the Company's 1986 Stock Option Plan at an exercise price of $3.125 per share. See paragraph (c)(xi) below for information regarding the restructuring of this option.


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CUSIP No. 872479 20 9                                         Page 4 of 10 Pages


         (iii) Effective August 7, 1992, Mr. Roach exchanged, in the Private Placement, 2,500 shares of the Company's Series B Preferred Stock, acquired by him from the Company on February 3, 1992 for $250,000, for 100,000 shares of Common Stock and Warrants entitling him to purchase 100,000 shares of Common Stock until August 6, 1995 at an exercise price of $5.00 per share.

         (iv) On February 5, 1993, Mr. Roach purchased 3,200 shares of Common Stock underlying an option previously granted to him under the Company's 1986 Stock Option Plan at an exercise price of $3.125 per share. See paragraph (c)(xi) below for information regarding the restructuring of this option.

         (v) On September 14, 1994, Mr. Roach was granted an option to purchase 100,000 shares of Common Stock under the Company's 1986 Stock Option Plan at an exercise price of $4.625 per share, which option became exercisable, on a cumulative basis, in five equal annual installments commencing September 14, 1996 and expiring on September 13, 2004. See paragraph (c)(xi) below for information regarding the restructuring of this option.

         (vi) On May 15, 1995, Mr. Roach was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1986 Stock Option Plan, at an exercise price of $5.125 per share, which option became exercisable, on a cumulative basis, in five equal annual installments commencing May 15, 1996 and expiring on May 14, 2005. See paragraph (c)(xi) below for information regarding the restructuring of this option.

         (vii) On September 27, 1995, in accordance with the provisions of the Company's Restated Certificate of Incorporation, as amended, the 27,680; 968; and 2,240 shares of the Company's Class B Stock (having generally 10 votes per share) owned by Mr. Roach directly, Mr. Roach's wife and Mr. Roach as custodian for his children, respectively, were converted into an equal number of shares of the Company's Common Stock (having 1 vote per share).

         (viii) On July 25, 1996, Mr. Roach was granted an option to purchase up to 50,000 shares of Common Stock under the Company's 1995 Stock Option Plan, at an exercise price of $4.50 per share, which option became exercisable, on a cumulative basis, in five equal annual installments commencing July 25, 1997 and expiring July 24, 2006. See paragraph (c)(x) below for information regarding the restructuring of this option.

         (ix) On December 30, 1997, Mr. Roach was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1995 Stock Option Plan, at an exercise price of $4.375 per share, which option became exercisable, on a cumulative basis, in five equal annual installments commencing December 30, 1998 and expiring on December 29, 2007. See paragraph (c)(x) below for information regarding the restructuring of this option.

         (x) On October 8, 1998, the Board of Directors of the Company offered Mr. Roach the right (which Mr. Roach accepted on that date) to modify his existing options

CUSIP No. 872479 20 9                                         Page 5 of 10 Pages


                  to purchase an aggregate of 150,000 shares of Common Stock under the Company's 1995 Stock Option Plan (the "1995 Plan") by reducing the exercise price of such options to $1.563 per share, providing a new ten year term which expires on October 7, 2008, with such modified options becoming exercisable in five equal annual installments commencing October 8, 1999. This modification may be considered a cancellation of the old options and a grant of a new option under the 1995 Plan. The 1995 Plan contains a limit on the number of shares of Common Stock for which options may be granted to any person in a calendar year to 100,000. With the foregoing limit in mind, the Board of Directors of the Company intended to modify options as to 100,000 of such 150,000 shares in 1999, but the options with respect to all 150,000 shares were inadvertently modified on October 8, 1998. On March 19, 1999, certain stockholders of the Company commenced a purported class action lawsuit against the Company and its directors in the Court of Chancery of the State of Delaware in and for New Castle County. The lawsuit alleged, among other things, that all options modified by the Company on October 8, 1998 were invalid. On April 7, 1999, counsel for the plaintiffs and counsel for the defendants entered into a Memorandum of Understanding (the "Memorandum of Understanding") pursuant to which an agreement in principle was reached to settle the lawsuit. The Memorandum of Understanding was embodied in a formal Stipulation of Settlement entered into on May 25, 1999 (the "Stipulation of Settlement"). The settlement was subsequently approved by the Court and the action dismissed with prejudice, on the merits and without costs (except for a maximum of $300,000 for plaintiffs' attorneys' fees and expenses). Pursuant to the Memorandum of Understanding and the Stipulation of Settlement, among other things, the October 8, 1998 modification was corrected and restated to cover 100,000 shares of Common Stock which remain exercisable at a price of $1.563 per share until October 7, 2008 and continue to become exercisable in five equal annual installments commencing October 8, 1999. Options to purchase 50,000 shares originally modified on October 8, 1998 were modified on April 7, 1999 so that they are exercisable at an exercise price of $1.594 per share until April 6, 2009 and become exercisable, on a cumulative basis, in five equal annual installments commencing April 7, 2000. All such options, to purchase 150,000 shares, were specifically stated not to be incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

         (xi) On December 8, 1998, the Board of Directors of the Company offered Mr. Roach the right (which Mr. Roach accepted on that date) to cancel his existing options granted on January 9, 1992 (to purchase 30,000 shares of Common Stock), September 14, 1994 (to purchase 100,000 shares of Common Stock) and May 15, 1995 (to purchase 100,000 shares of Common Stock) under the Company's 1986 Stock Option Plan and receive new options to purchase an aggregate of 230,000 shares of Common Stock under the Company's 1998 Stock Option Plan. Similar offers were made to all other Option holders under the Company's 1986 Stock Option Plan with respect to all of their options under the Company's 1986 Stock Option Plan. The new option has an exercise price of $2.313 per share, a term of ten years which extends until December 7, 2008, and is exercisable, on a cumulative basis, in five equal annual installments commencing December 8,

CUSIP No. 872479 20 9                                         Page 6 of 10 Pages


                  1999. The new option is governed by the Company's new 1998 Stock Option Plan instead of the 1986 Stock Option Plan which governed the then existing options.

         (xii) On May 30, 2000, Mr. Roach was granted an option to purchase up to 50,000 shares of Common Stock under the Company's 1998 Stock Option Plan at an exercise price of $1.656 per share, which option is exercisable, on a cumulative basis, in five equal annual installments commencing May 30, 2001 and expiring on May 29, 2010.

         (xiii) On January 25, 2001, Mr. Roach was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1998 Stock Option Plan at an exercise price of $1.063 per share, which option is exercisable, on a cumulative basis, in five equal annual installments commencing January 25, 2002 and expiring on January 24, 2011.

         (xiv) On August 6, 2001, Mr. Roach acquired 25,000 shares of Common Stock for $25,614.75 in an open market purchase.

         (xv) On August 30, 2002, Mr. Roach was granted an option to purchase up to 80,000 shares of Common Stock under the Company's 1998 Stock Option Plan at an exercise price of $.3355 per share, which option is exercisable, on a cumulative basis, in two equal annual installments commencing January 1, 2004 and expiring on August 29, 2007.

         (xvi) On February 2, 2005, Mr. Roach's wife acquired 200 shares of Common Stock for $284 in an open market purchase.

         (xvii) On June 7, 2005, Mr. Roach was granted an option to purchase up to 54,100 shares of Common Stock under the Company's 1995 Stock Option Plan at an exercise price of $1.485 per share, which option is exercisable in whole or in part at any time from time to time until June 6, 2015.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Roach.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following are exhibits to this Statement:

         1(a) Stock Option Agreement, dated December 24, 1991, between the Company and Timothy J. Roach. (Filed as Exhibit 4(a) to Amendment No. 1).

         1(b) Stock Option Agreement, dated January 9, 1992, between the Company and Timothy J. Roach. (Filed as Exhibit 4(b) to Amendment No. 1).

         1(c) Stock Option Agreement, dated September 14, 1994, between the Company and Timothy J. Roach. (Filed as Exhibit 1(c) to Amendment No. 2).

CUSIP No. 872479 20 9                                         Page 7 of 10 Pages


         1(d) Stock Option Agreement, dated May 15, 1995, between the Company and Timothy J. Roach. (Filed as Exhibit 1(d) to Amendment No. 3).

         1(e) Stock Option Agreement, dated July 25, 1996, between the Company and Timothy J. Roach. (Filed as Exhibit 1(e) to Amendment No. 4).

         1(f) Stock Option Agreement, dated December 30, 1997, between the Company and Timothy J. Roach. (Filed as Exhibit 1(f) to Amendment No. 4).

         1(g) Corrected and Restated Letter Agreement, dated October 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit 1(g) to Amendment No. 5).

         1(h) Letter Agreement, dated December 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit 1(h) to Amendment No. 4).

         1(i) Stock Option Agreement, dated December 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit 1(i) to Amendment No. 4).

         1(j) Letter Agreement, dated April 7, 1999, between the Company and Timothy J. Roach. (Filed as Exhibit 1(j) to Amendment No. 5).

         1(k) Stock Option Agreement, dated May 30, 2000, between the Company and Timothy J. Roach. (Filed as Exhibit 1(k) to Amendment No. 7).

         1(l) Stock Option Agreement, dated January 25, 2001, between the Company and Timothy J. Roach. (Filed as Exhibit 1(l) to Amendment No. 7).

         1(m) Stock Option Agreement, dated August 30, 2002, between the Company and Timothy J. Roach. (Filed as Exhibit 1(m) to Amendment No. 7).

         1(n) Stock Option Agreement, dated June 7, 2005, between the Company and Timothy J. Roach. (Filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated (Date of earliest event reported): June 7, 2005).

         5(a) Memorandum of Understanding between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated (Date of earliest event reported): March 19, 1999).

         (b) Stipulation of Settlement between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company's Form 8-K dated (Date of earliest event reported): May 25, 1999).

CUSIP No. 872479 20 9                                         Page 8 of 10 Pages


                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:     June 14, 2005


                                                  /s/ Timothy J. Roach
                                                  ------------------------------
                                                  Timothy J. Roach

CUSIP No. 872479 20 9                                         Page 9 of 10 Pages


                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

1(a) Stock Option Agreement, dated December 24, 1991, between the Company and Timothy J. Roach. (Filed as Exhibit 4(a) to Amendment No. 1).

1(b) Stock Option Agreement, dated January 9, 1992, between the Company and Timothy J. Roach. (Filed as Exhibit 4(b) to Amendment No. 1).

1(c) Stock Option Agreement, dated September 14, 1994, between the Company and Timothy J. Roach. (Filed as Exhibit 1(c) to Amendment No. 2).

1(d) Stock Option Agreement, dated May 15, 1995, between the Company and Timothy J. Roach. (Filed as Exhibit 1(d) to Amendment No. 3).

1(e) Stock Option Agreement, dated July 25, 1996, between the Company and Timothy J. Roach. (Filed as Exhibit 1(e) to Amendment No. 4).

1(f) Stock Option Agreement, dated December 30, 1997, between the Company and Timothy J. Roach. (Filed as Exhibit 1(f) to Amendment No. 4).

1(g) Corrected and Restated Letter Agreement, dated October 8, 1998, between the Company and Timothy J. Roach. (Filed as
                  Exhibit 1(g) to Amendment No. 5).

1(h) Letter Agreement, dated December 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit 1(h) to Amendment No.
                  4).

1(i) Stock Option Agreement, dated December 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit 1(i) to Amendment No. 4).

1(j) Letter Agreement, dated April 7, 1999, between the Company and Timothy J. Roach. (Filed as Exhibit 1(j) to Amendment No. 5).

1(k) Stock Option Agreement, dated May 30, 2000, between the Company and Timothy J. Roach. (Filed as Exhibit 1(k) to Amendment No. 7).

1(l) Stock Option Agreement, dated January 25, 2001, between the Company and Timothy J. Roach. (Filed as Exhibit 1(l) to Amendment No. 7).

1(m) Stock Option Agreement, dated August 30, 2002, between the Company and Timothy J. Roach. (Filed as Exhibit 1(m) to Amendment No. 7).

1(n) Stock Option Agreement, dated June 7, 2005, between the Company and Timothy J. Roach. (Filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated (Date of earliest event reported): June 7, 2005).

CUSIP No. 872479 20 9                                        Page 10 of 10 Pages


Exhibit No.       Description
-----------       -----------

5(a) Memorandum of Understanding between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated (Date of earliest event reported): March 19, 1999).

5(b) Stipulation of Settlement between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company's Form 8-K dated (Date of earliest event reported):
                  May 25, 1999).